UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                             -----------------------

                          GT INTERACTIVE SOFTWARE CORP.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    36236E109
                                 (CUSIP Number)

                                 William E. Ford
                    c/o General Atlantic Service Corporation
                                3 Pickwick Plaza
                          Greenwich, Connecticut 06830
                            Tel. No.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             -----------------------

                                  July 29, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

36236E109                                                     Page 2 of 80 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners, LLC

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          00

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        16,761,858
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          16,761,858

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,761,858

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.7%

14        TYPE OF REPORTING PERSON

          OO

36236E109                                                     Page 3 of 80 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners 16, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          00

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        16,761,858
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          16,761,858

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,761,858

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.7%

14        TYPE OF REPORTING PERSON

          OO

36236E109                                                     Page 4 of 80 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners 19, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          00

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        16,761,858
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          16,761,858

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,761,858

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.7%

14        TYPE OF REPORTING PERSON

          OO

36236E109                                                     Page 5 of 80 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners II, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          00

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        16,761,858
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          16,761,858

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,761,858

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.7%

14        TYPE OF REPORTING PERSON

          OO

36236E109                                                     Page 6 of 80 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners 54, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          00

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        16,761,858
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          16,761,858

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,761,858

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.7%

14        TYPE OF REPORTING PERSON

          OO

36236E109                                                     Page 7 of 80 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GAP Coinvestment Partners II, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          00

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        16,761,858
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          16,761,858

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,761,858

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.7%

14        TYPE OF REPORTING PERSON

          PN

36236E109                                                     Page 8 of 80 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GAP Coinvestment Partners, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          00

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        16,761,858
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          16,761,858

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,761,858

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.7%

14        TYPE OF REPORTING PERSON

          PN

36236E109                                                     Page 9 of 80 Pages

                         AMENDMENT NO. 1 TO SCHEDULE 13D

         This Amendment No. 1 (this "Amendment") to Schedule 13D (the "Original 13D") is filed by the undersigned to amend and supplement the Schedule 13D, dated as of March 4, 1999, with respect to the shares of common stock, par value $.01 per share (the "Common Stock"), of GT Interactive Software Corp., a Delaware corporation (the "Company").

         Item 1. Security and Issuer.

         This Amendment relates to the shares of Common Stock of the Company. The address of the principal executive offices of the Company is 417 Fifth Avenue, New York, New York 10016. Capitalized terms used in this Amendment and not defined herein shall have the meanings ascribed to such terms in the Original 13D.

         Item 2. Identity and Background.

         Unchanged.

36236E109                                                    Page 10 of 80 Pages

         Item 3. Source and Amount of Funds or Other Consideration.

         This Amendment is being filed as a result of recent acquisitions of (i) the Warrants (as defined in Item 5(c) below) to purchase shares of Common Stock and (ii) the Options (as defined in Item 5(c) below) to purchase shares of Common Stock. As more fully described in Item 5(c) below, the Warrants and the Options were acquired in consideration of the agreement by GAP 54 and GAPCO II to enter into the Commitment Letter (as defined in Item 5(c) below) and the unsecured subordinated loan of $20 million made by GAP 54 and GAPCO II to the Company on July 29, 1999. In the event that the Warrants and the Options are exercised, the source of the funds to be used for the exercise of such Warrants and Options shall be contributions from the partners of GAP 54 and GAPCO II.

         Item 4. Purpose of Transaction.

         Item 4 is hereby amended and restated in its entirety as follows:

         The Reporting Persons acquired the shares of Preferred Stock reported in the Original 13D and the Warrants and the Options described in this Amendment for investment purposes. From time to time, the Reporting Persons may acquire additional shares of Common Stock upon exercise of the Warrants or the Options or otherwise, convert shares of Preferred Stock into shares of Common Stock or dispose of some or all of the shares of Common Stock owned by them. In addition, as described in Item 5(c) below, the Reporting Persons may acquire Additional Warrants (as defined in Item 5(c) below) upon the occurrence of the Triggering Events (as defined in Item 5(c) below). Except as described in

36236E109                                                    Page 11 of 80 Pages

this Item 4 or in Item 5(c) below, none of the Reporting Persons has any other plans which relate to or would result in any of the items listed in paragraphs
(a) through (j) of Item 4.

         Item 5. Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated in its entirety as follows:

         (a) As of the date hereof, GAP, GAP 16, GAP 19, GAP II and GAPCO each owns of record no shares of Common Stock, 4,184,545 shares of Common Stock, 2,092,373 shares of Common Stock, 504,000 shares of Common Stock and 647,707 shares of Common Stock, respectively, or 0%, 5.3%, 2.7%, 0.6% and 0.8%, respectively, of the Company's issued and outstanding shares of Common Stock. In addition, as of the date hereof, (i) GAP 54 owns (x) shares of Preferred Stock convertible into 4,897,440 shares of Common Stock or 6.1% of the Company's issued and outstanding shares of Common Stock, (y) Warrants to purchase 1,632,480 shares of Common Stock or 2.0% of the Company's issued and outstanding shares of Common Stock and (z) Options to purchase 1,088,320 shares of Common Stock or 1.4% of the Company's issued and outstanding shares of Common Stock and
(ii) GAPCO II owns (x) shares of Preferred Stock convertible into 1,102,560 shares of Common Stock or 1.4% of the Company's issued and outstanding shares of Common Stock, (y) Warrants to purchase 367,520 shares of Common Stock or 0.5% of the Company's issued and outstanding shares of Common Stock and (z) Options to purchase 245,013 shares of Common Stock or 0.3% of the Company's issued and outstanding shares of Common Stock. Accordingly, on an as converted and exercised basis, GAP 54 owns 7,618,240 shares of Common Stock or 9.4% of the Company's issued and outstanding shares

36236E109                                                    Page 12 of 80 Pages

of Common Stock and GAPCO II owns 1,715,093 shares of Common Stock or 2.1% of the Company's issued and outstanding shares of Common Stock.

         By virtue of the fact that the GAP Managing Members are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO and GAPCO II, and that GAP is the general partner of GAP 16, GAP 19, GAP II and GAP 54, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock owned by each of the Reporting Persons. Accordingly, as of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 16,761,858 shares of Common Stock or 20.7% of the Company's issued and outstanding shares of Common Stock.

         (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 16,761,858 shares of Common Stock that may be deemed to be owned beneficially by each of them.

         (c) On February 23, 1999, GAP 54 and GAPCO II acquired 600,000 shares of Preferred Stock pursuant to a private stock purchase agreement entered into with the Company. Each share of Preferred Stock is convertible at any time into 10 shares of Common Stock.

         On June 29, 1999, pursuant to the Warrant Agreement, dated as of June 29, 1999 (the "Warrant Agreement"), among the Company, GAP 54, GAPCO II, Joseph
J. Cayre, Kenneth Cayre and Stanley Cayre, which Warrant Agreement is attached as Exhibit 1 to this Amendment, the Company issued to GAP 54, warrants to purchase, at an exercise price equal to $.01 per share, 408,120 shares of Common Stock, and to GAPCO II,

36236E109                                                    Page 13 of 80 Pages

warrants to purchase, at an exercise price equal to $.01 per share, 91,880 shares of Common Stock, in consideration of the execution by GAP 54 and GAPCO II of the Commitment Letter, dated June 29, 1999 (the "Commitment Letter"), among the Company, First Union National Bank, as Administrative Agent, GAP 54, GAPCO II and the other parties thereto. Pursuant to the Commitment Letter, GAP 54 and GAPCO II agreed to make on July 30, 1999, on an aggregate basis, a $20 million unsecured subordinated loan to the Company.

         Pursuant to the Warrant Agreement, the aggregate number of warrants automatically increases by the following number of warrants (the "Additional Warrants") on the following dates upon the occurrence of the following events (the "Triggering Events"): (i) 1,500,000 on July 30, 1999 if the parties to the Warrant Agreement make the subordinated loans under the Commitment Letter, (ii) 2,500,000 on November 1, 1999 if the Company has not executed on or prior to October 31, 1999, an agreement (a "Sale Agreement") relating to a recapitalization, reorganization, merger, sale or other business combination transaction after the consummation of which the stockholders of the Company do not hold at least a majority of the voting power of the surviving person, (iii) 2,500,000 on the date of termination of such Sale Agreement if the Company enters into such an agreement on or prior to October 31, 1999, but such Sale Agreement thereafter terminates for any reason, (iv) 3,000,000 on February 29, 2000 if the Company has not closed the transactions contemplated by the Sale Agreement on or prior to February 28, 2000 and repaid in full the subordinated loans made pursuant to the Commitment Letter, and (v) 3,000,000 on June 30, 2000 and the last day of each fiscal quarter thereafter if the Company has not repaid in full during such quarter the subordinated loans made pursuant to the Commitment Letter. The Additional

36236E109                                                    Page 14 of 80 Pages

Warrants have an exercise price of $.01 per share. The Additional Warrants will be allocated among GAP 54, GAPCO II and the other parties making the subordinated loans as agreed upon by GAP 54, GAPCO II and such other parties.

         On July 29, 1999, in accordance with the Commitment Letter, GAP 54 made a $16,324,800 unsecured subordinated loan to the Company and GAPCO II made a $3,675,200 unsecured subordinated loan to the Company. Concurrently, in accordance with the Warrant Agreement, as described in clause (i) of the immediately preceding paragraph, the Company issued to GAP 54, 1,224,360 Additional Warrants to purchase shares of Common Stock and to GAPCO II, 275,640 Additional Warrants to purchase shares of Common Stock. The Warrants issued by the Company to GAP 54 and GAPCO II on June 29, 1999 and the Additional Warrants issued by the Company to GAP 54 and GAPCO II on July 29, 1999 are referred to in this Amendment as the "Warrants". The Warrants are exercisable at any time, provided that they expire on June 29, 2004.

         In addition, in order to induce GAP 54 and GAPCO II to make the aggregate $20 million unsecured subordinated loan to the Company pursuant to the Commitment Letter, Joseph J. Cayre, Kenneth Cayre and Stanley Cayre, stockholders of the Company, granted to GAP 54 and GAPCO II options to purchase, at an exercise price per share equal to $.01, an aggregate of 1,333,333 shares of Common Stock (the "Options"), of which 1,088,320 options are allocated to GAP 54 and 245,013 options are allocated to GAPCO II. Such options were granted pursuant to the Letter Agreement, dated June 29, 1999 (the "Letter Agreement"), among GAP 54, GAPCO II, Joseph J. Cayre, Kenneth Cayre and Stanley Cayre. Such parties will enter into an Option Agreement, dated as of July 30,

36236E109                                                    Page 15 of 80 Pages

1999 (the "Option Agreement"), among GAP 54, GAPCO II, Joseph J. Cayre, Kenneth Cayre, Stanley Cayre and Thomas J. Murphy, as escrowholder, substantially in the form attached as Exhibit 3 to this Amendment. The Options may be exercised in whole or in part, at any time or from time to time after July 30, 1999, but on or prior to July 30, 2006; provided, however, that in the event of the sale or merger of the Company or other business combination transaction after the closing of which the holders of a majority of the voting power of the Company prior to such merger, sale or business combination transaction do not hold a majority of the voting power of the surviving person, then the Options shall be exercisable only until the closing of such merger, sale or business combination transaction. In addition, as more fully described in Sections 3(b) through 3(e)(i) of the Letter Agreement, the number of Options is subject to reduction if the Company issues Additional Warrants to GAP 54 and GAPCO II upon the occurrence of certain of the Triggering Events. The Letter Agreement is attached as Exhibit 2 to this Amendment.

         (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

         (e) Not Applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

         Item 6 is hereby amended and restated in its entirety as follows:

         As noted above, the GAP Managing Members are the partners authorized and empowered to vote and dispose of the securities held by GAPCO and GAPCO

36236E109                                                    Page 16 of 80 Pages

II, and GAP is the partner authorized and empowered to vote and dispose of the securities held by GAP 16, GAP 19, GAP II and GAP 54. Accordingly, GAP and any of the GAP Managing Members may, from time to time, consult among themselves and coordinate the voting and disposition of the Company's shares of Common Stock, the conversion of the Company's shares of Preferred Stock, the exercise of the Warrants and the Options and such other action taken on behalf of the Reporting Persons with respect to the Company's shares of Common Stock or Preferred Stock as they deem to be in the collective interest of the Reporting Persons.

         As described in Item 5(c) above, GAP 54 and GAPCO II are parties to (i) the Warrant Agreement pursuant to which GAP 54 and GAPCO were granted the Warrants and may receive Additional Warrants and (ii) the Letter Agreement and the Option Agreement pursuant to which GAP 54 and GAPCO II were granted the Options.

         Item 7. Materials to be Filed as Exhibits.

         Exhibit 1: Warrant Agreement, dated as of June 29, 1999, among the
                    Company, GAP 54, GAPCO II and the other parties named therein.

         Exhibit 2: Letter Agreement, dated June 29, 1999, among GAP 54,
                    GAPCO II, Joseph J. Cayre, Kenneth Cayre and Stanley Cayre.

         Exhibit 3: Form of Option Agreement, dated as of July 30, 1999, among GAP 54, GAPCO II and the other parties named therein.

36236E109                                                    Page 17 of 80 Pages

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 9, 1999.

                                    GENERAL ATLANTIC PARTNERS, LLC

                                    By: /s/ Thomas J. Murphy
                                    ------------------------
                                    Name:  Thomas J. Murphy
                                    Title: Attorney-In-Fact


                                    GENERAL ATLANTIC PARTNERS 16, L.P.

                                    By: General Atlantic Partners, LLC,
                                        Its general partner

                                    By: /s/ Thomas J. Murphy
                                    ------------------------
                                    Name:  Thomas J. Murphy
                                    Title: Attorney-In-Fact


                                    GENERAL ATLANTIC PARTNERS 19, L.P.

                                    By: General Atlantic Partners, LLC,
                                        Its general partner

                                    By: /s/ Thomas J. Murphy
                                    ------------------------
                                    Name:  Thomas J. Murphy
                                    Title: Attorney-In-Fact

36236E109                                                    Page 18 of 80 Pages


                                    GENERAL ATLANTIC PARTNERS II, L.P.

                                    By: General Atlantic Partners, LLC,
                                        Its general partner

                                    By: /s/ Thomas J. Murphy
                                    ------------------------
                                    Name:  Thomas J. Murphy
                                    Title: Attorney-In-Fact


                                    GENERAL ATLANTIC PARTNERS 54, L.P.

                                    By: General Atlantic Partners, LLC,
                                        Its general partner

                                    By: /s/ Thomas J. Murphy
                                    ------------------------
                                    Name:  Thomas J. Murphy
                                    Title: Attorney-In-Fact


                                    GAP COINVESTMENT PARTNERS, L.P.

                                    By: /s/ Thomas J. Murphy
                                    ------------------------
                                    Name:  Thomas J. Murphy
                                    Title: Attorney-In-Fact


                                    GAP COINVESTMENT PARTNERS II, L.P.

                                    By: /s/ Thomas J. Murphy
                                    ------------------------
                                    Name:  Thomas J. Murphy
                                    Title: Attorney-In-Fact